Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
February 3, 2025
Via EDGAR
Mr. Raymond Be
Ms. Shandy Pumphrey
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Principal Funds, Inc. (the “Registrant”) Registration Statement on Form N-14 Pursuant to the Securities Act of 1933 Registration No. 333-284120
Dear Mr. Be and Ms. Pumphrey:
On behalf of the Registrant, this letter responds to Ms. Pumphrey’s accounting comments communicated to me by telephone on January 27, 2025 and Mr. Be’s legal comments communicated to me by telephone on January 29, 2025. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Information Statement/Prospectus related to the reorganization of the Principal Funds, Inc. – High Income Fund (the “Acquired Fund”) into the Principal Funds Inc. – High Yield Fund (the “Acquiring Fund”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement, unless otherwise defined herein.
Comment 1:    Page 4 of the Information Statement/Prospectus states that “if the Reorganization is approved, the portfolio managers . . . of the Acquiring Fund post-Reorganization.” Please clarify this statement in light of fact that the Information Statement/Prospectus otherwise state that the Board of Directors has already approved the Reorganization and the Registrant is not seeking a vote of shareholders to approve the Reorganization.
Response:    Registrant has so revised this sentence.
Comment 2:    With respect to the Annual Fund Operating Expenses table, please confirm in correspondence that the expenses noted represent the current fees and expenses of the Acquired Fund and Acquiring Fund as required by Item 3(a) of Form N-14.
Response:    Registrant so confirms.
Comment 3:    With respect to the Annual Fund Operating Expenses table, please disclose in a footnote that “Other Expenses” are based on estimated amounts for the current fiscal year.
Response:    Registrant has added the requested footnote to the pro forma “Other Expenses.” Registrant did not add the requested footnote to Pre-Reorganization “Other Expenses” for the Acquired and Acquiring Funds because those “Other Expenses” were based on actual expenses for the past applicable fiscal year.

Comment 4:    Please add the breakpoints to the management fees of the Acquired Fund and Acquiring Fund pre-Reorganization and state what the breakpoints to the management fee of the Acquiring Fund will be post-Reorganization.
Response:    Registrant has added this disclosure.
Comment 5:    Please clarify the last bullet on page 12 of the Information Statement/Prospectus.
Response:    Registrant has revised this bullet to clarify.
Comment 6:    Please revise the second bullet on page 13 of the Information Statement/Prospectus to state instead that the performance of the Acquired Fund and the performance of the Acquiring Fund were compared.
Response:    Registrant has revised this bullet as requested.
Comment 7:    Please state, if the Reorganization were not to occur, whether PGI would pay the direct expenses and out-of-pocket fees incurred in connection with the Reorganization or whether PGI would seek to recoup such expenses and fees.
Response:    If the Reorganization were not to occur, PGI would pay the direct expenses and out-of-pocket fees incurred in connection with the Reorganization and would not seek to recoup such expenses and fees.
Comment 8:    Please disclose the U.S. dollar value of the Acquired Fund’s capital loss carryforwards.
Response:    Registrant has added this disclosure.
Comment 9:    With respect to the Capitalization table, please confirm in correspondence whether there have been any material changes since the date of the table, October 31, 2024, that would be required to be reflected in such table.
Response:    Registrant confirms that there have been no such materials changes.
Comment 10:    Please disclose the percentage of the Acquired Fund’s portfolio assets to be sold because of the Reorganization.
Response:    Registrant has added this disclosure.
Comment 11:    With respect to the Capitalization table, please confirm in correspondence whether there are any valuation differences between the Acquired Fund and the Acquiring Fund that would result in an adjustment on the date of the Reorganization.
Response:    Registrant confirms that there are no such valuation differences.
Comment 12:    Please include a sentence noting whether the Acquiring Fund or Acquired Fund is the accounting survivor.
Response:    The Acquiring Fund will be the accounting survivor, and the Registrant has added a sentence to this effect in the Information Statement/Prospectus – Fees and Expenses of the Funds.
Comment 13:    In the Statement of Additional Information, please include the information required under Rule 6-11(d) of Regulation S-X.
Response:    Registrant has added this information.

Comment 14:    The Annual Fund Operating Expenses table details the “Other Expenses” of the Acquired Fund and the Acquiring Fund. It appears that the Acquiring Fund has higher “Other Expenses” than the Acquired Fund. In the discussion of the “Board Consideration of the Reorganization,” please address how the Board considered this difference.
Response:    The Board of Directors of the Acquired Fund and the Acquiring Fund considered the “Other Expenses” of each Fund in conjunction with its consideration of each Fund’s expense ratios. Registrant believes that the existing bullets regarding the Board’s consideration of these expense ratios addresses the Board’s consideration of the “Other Expenses.”
Comment 15:    Please discuss how portfolio turnover, resulting from the Reorganization, is expected to impact the Acquiring Fund post-Reorganization.
Response:    Registrant believes that disclosure to this effect currently exists in the Information Statement/Prospectus in the Capitalization section.
Comment 16:    On page 14 of the Information Statement/Prospectus, please describe what a capital loss carryforward is and what impact it will have on the Acquired Fund post-Reorganization.
Response:    Registrant has revised the Information Statement/Prospectus to provide the requested description and impact.
Comment 17:    Page 23 of the Information Statement/Prospectus states that the Acquiring Fund pays its net investment income daily but also states that “Daily funds” distribute their accumulated declared dividends monthly. Please consider clarifying this apparent discrepancy.
Response:    Registrant has revised the language. References to “pay” have been changed to “declare.” As you likely already know, in a daily fund, record and ex-dividend dates occur daily while the cash payments on those dividends are made monthly.
Please call me at (515) 247-6651 if you have any questions.
Sincerely,
/s/ John L. Sullivan
John L. Sullivan
Counsel and Assistant Secretary, Registrant
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